 Filed Pursuant to Rule 253(g)(2)
File No. 024-10563

HC GOVERNMENT REALTY TRUST, INC.

SUPPLEMENT NO. 1 DATED DECMBER 21, 2017
TO THE OFFERING CIRCULAR DATED DECEMBER 18, 2017

This document supplements, and should be read in conjunction with, the offering circular of HC Government Realty Trust, Inc. (“we,” “our” or “us”), dated December 18, 2017 and filed by us with the Securities and Exchange Commission, or the Commission, on December 18, 2017, as supplemented, or the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose our change in our managing broker-dealer and related changes to the offering of our common stock pursuant to the Offering Circular, or the Offering.

Change in Our Dealer-Manager

On December 20, 2017, SANDLAPPER Securities, LLC, or SANDLAPPER, assigned all of its rights and obligations, or the MBD Assignment, under the Managing Broker-Dealer Agreement dated March 28, 2017 by and between SANDLAPPER and us, or the MBD Agreement, to Boustead Securities, LLC, or Boustead. Pursuant to the MBD Assignment, Boustead replaced SANDLAPPER as our managing broker-dealer for the Offering. In connection with the change in our managing broker-dealer, we have revised the subscription agreement for the Offering, or the Subscription Agreement, to disclose that completed Subscription Agreements will be sent by your broker-dealer or registered investment advisor, as applicable, to our managing broker-dealer at the address set forth on the Subscription Agreement or to such other person and address, as mutually agreed upon between your broker-dealer or registered investment advisor, as applicable, and us. Broker-dealers desiring to become members of the selling group for the Offering will be required to execute a participating dealer agreement with Boustead, as our managing broker-dealer. In connection with the above, SANDLAPPER has assigned its rights and obligations under the escrow agreement for the Offering, or the Escrow Agreement, to Boustead. No other changes to the Offering have occurred and the maximum underwriting compensation did not change as a result of the changes discussed herein.

The foregoing is a summary and is qualified in its entirety by the MBD Agreement, incorporated by reference to Exhibit 1.1 to our Current Report on Form 1-U filed April 25, 2017, the MBD Assignment, incorporated by reference to Exhibit 1.1 to our Current Report on Form 1-U filed December 21, 2017, the form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to our Current Report on Form 1-U filed December 21, 2017, and the Escrow Assignment, incorporated by reference to Exhibit 8.1 to our Current Report on Form 1-U filed December 21, 2017.